                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                   FORM 12B-25
                                                                SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING          0-21068


(Check One):   [ ]Form 10K   [ ]Form 20-F   [ ]Form 11-K
               [X]Form 10-Q   [ ]Form N-SAR   [ ] Form N-CSR

For Period Ended:       June 26, 2004
                  ---------------------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               --------------------------------

PART I -REGISTRANT INFORMATION

             Sight Resource Corporation
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Full Name of Registrant


Former Name if Applicable

             6725 Miami Avenue
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Address of Principal Executive Office (Street and Number)

            Cincinnati, Ohio 45243
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported, the Company's 2002 and 2003 year-end financial statements have not been completed or certified. In view of the Company's previously reported Chapter 11 bankruptcy filing, and in view of the resignation of the independent accounting firm previously engaged to audit the Company's financial statements (also as previously reported), it is doubtful that such statements will ever be certified. Under such circumstances, the Company is presently unable to generate statements for subsequent interim periods for inclusion in filings on Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


  Donald Radcliff                     513                       527-9718
----------------------           -------------             --------------------
      (Name)                      (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [ ]Yes [X]No

As previously reported, the Company has not yet filed its Annual Reports on Form 10-K for the years ended December 28, 2002 or December 27, 2003, or its Quarterly Reports on Form 10-Q for the quarters ended March 29, 2003, June 28, 2003, September 27, 2003, and March 27, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, the Company's financial statements for the years ended December 28, 2002 and December 27, 2003 have not been completed or certified. The Company also has not finalized its financial statements for the quarters ended March 29, 2003, June 28, 2003, September 27, 2003, and March 27, 2004. In view of the foregoing, and for the reasons indicated in Part III above, the Company is unable to state whether there will be any significant change in results of operations for the quarter ended June 26, 2004 as compared to the corresponding quarter of the prior fiscal year.

                                             Sight Resource Corporation
                                    --------------------------------------------
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   August 10, 2004                   By      /s/ Donald Radcliff
      -------------------                   ---------------------------------
                                                    Donald Radcliff
                                                Chief Financial Officer